Exhibit 99.1

TEKMIRA PHARMACEUTICALS
CORPORATION

Consolidated Financial Statements (expressed in United States dollars)

(Prepared in accordance with generally accepted accounting principles used in the
United States of America (U.S. GAAP))

December 31, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in the United States of America and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safe-guarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and meets independently with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. Their examination includes a review of the Company’s system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in the United States of America. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Mark J. Murray	/s/ Bruce G. Cousins

Dr. Mark J. Murray	Bruce G. Cousins
President and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer
March 6, 2014

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tekmira Pharmaceuticals Corporation

We have audited the accompanying consolidated financial statements of Tekmira Pharmaceuticals Corporation, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tekmira Pharmaceuticals Corporation as at December 31, 2013 and December 31, 2012 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with US generally accepted accounting principles.

//s//  KPMG LLP

Chartered Accountants

March 5, 2014
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets
(Expressed in US Dollars)
(Prepared in accordance with US GAAP)

	December 31 2013	December 31 2012
Assets
Current assets:
Cash and cash equivalents	$68,716,531	47,024,124
Accounts receivable	116,556	1,074,891
Accrued revenue	212,384	2,373,881
Deferred expenses	172,952	431,410
Investment tax credits receivable	40,200	9,875
Prepaid expenses and other assets	1,084,030	329,280
Total current assets	70,342,653	51,243,461

Property and equipment (note 4)	13,038,751	13,188,186
Less accumulated depreciation (note 4)	(11,665,594)	(11,836,456)
Property and equipment, net of accumulated depreciation (note 4)	1,373,157	1,351,730
Total assets	$71,715,810	$52,595,191

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$3,680,462	3,795,546
Deferred revenue (note 3)	3,463,255	3,143,580
Warrants (note 2 and 5)	5,378,772	4,014,821
Total current liabilities	12,522,489	10,953,947
Deferred revenue, net of current portion (note 3)	-	722,445
Total liabilities	12,522,489	11,676,392
Stockholders’ equity:
Common shares (note 5)
Authorized - unlimited number with no par value
Issued and outstanding: 19,048,900 (December 31, 2012 - 14,305,356)	216,701,859	181,785,818
Additional paid-in capital	25,343,481	24,786,028
Deficit	(167,026,633)	(152,962,407)
Accumulated other comprehensive income (loss)	(15,825,386)	(12,690,640)
Total stockholders' equity	59,193,321	40,918,799
Total liabilities and stockholders' equity	$71,715,810	$52,595,191

Nature of business and future operations (note 1)
Contingencies and commitments (note 8)
Subsequent events (note 11)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US Dollars)
(Prepared in accordance with US GAAP)

	Year ended December 31
	2013	2012	2011
Revenue (note 3)
Collaborations and contracts	$10,424,569	$12,105,186	$16,311,590
Licensing fees, milestone and royalty payments	5,039,581	2,000,000	500,000
Total revenue	15,464,150	14,105,186	16,811,590

Expenses
Research, development, collaborations and contracts	21,458,258	18,043,356	20,131,922
General and administrative	5,546,273	8,140,779	6,386,386
Depreciation of property and equipment	612,837	865,599	986,932
Total expenses	27,617,368	27,049,734	27,505,240

Loss from operations	(12,153,218)	(12,944,548)	(10,693,650)

Other income (losses)
Interest income	539,996	138,320	126,314
Licensing settlement payment (note 3(b))	-	65,000,000	-
Licensing settlement legal fees (note 3(b))	-	(18,737,966)	-
Foreign exchange gains (losses)	1,079,310	24,855	(14,692)
Warrant issuance costs (note 5)	-	(47,030)	(80,937)
(Increase) decrease in fair value of warrant liability (note 2)	(3,530,314)	(3,821,635)	579,474

Net income (loss)	$(14,064,226)	$29,611,996	$(10,083,491)

Income (loss) per common share (note 2)
Basic	$(0.92)	$2.16	$(0.89)
Diluted	$(0.92)	$2.07	$(0.89)

Weighted average number of common shares
Basic	15,302,680	13,727,925	11,318,766
Diluted	15,302,680	14,320,814	11,318,766

Comprehensive income (loss)
Cumulative translation adjustment	(3,134,746)	473,825	(53,066)
Comprehensive income (loss)	$(17,198,972)	$30,085,821	$(10,136,557)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statement of Stockholders’ Equity
(Expressed in US Dollars)
(Prepared in accordance with US GAAP)

			Additional		Accumulated	Total
	Number	Share	paid-in		other comprehensive	stockholders'
	of shares	capital	capital	Deficit	income (loss)	equity

Balance, December 31, 2010	10,338,702	$172,982,011	$23,410,834	$(172,490,912)	$(13,111,399)	$10,790,534

Stock-based compensation	-	-	633,449	-	-	633,449

Issuance of common shares pursuant to exercise of options	20,033	128,371	(117,586)	-	-	10,785

Issuance of common shares in conjunction with the public offering, net of issuance costs of $481,135 and net of initial fair value of warrants of $751,505	1,789,900	3,928,294	-	-	-	3,928,294

Currency translation adjustment	-	-	-	-	(53,066)	(53,066)

Net loss	-	-	-	(10,083,491)	-	(10,083,491)

Balance, December 31, 2011	12,148,635	$177,038,676	$23,926,697	$(182,574,403)	$(13,164,465)	$5,226,505

Stock-based compensation	-	-	982,290	-	-	982,290

Issuance of common shares pursuant to exercise of options	38,635	194,050	(122,959)	-	-	71,091

Issuance of common shares pursuant to exercise of warrants	269,485	1,512,973	-	-	-	1,512,973

Issuance of common shares in conjunction with the private offering, net of issuance costs of $178,521 and net of initial fair value of warrants of $850,907	1,848,601	3,040,119	-	-	-	3,040,119

Currency translation adjustment	-	-	-	-	473,825	473,825

Net income	-	-	-	29,611,996	-	29,611,996

Balance, December 31, 2012	14,305,356	$181,785,818	$24,786,028	$(152,962,407)	$(12,690,640)	$40,918,799

Stock-based compensation	-	-	903,005	-	-	903,005

Issuance of common shares pursuant to exercise of options	125,596	734,872	(345,552)	-	-	389,320

Issuance of common shares pursuant to exercise of warrants	305,448	2,142,852	-	-	-	2,142,852

Issuance of common shares in conjunction with the private offering, net of issuance costs of $2,461,683	4,312,500	32,038,317	-	-	-	32,038,317

Currency translation adjustment	-	-	-	-	(3,134,746)	(3,134,746)

Net loss	-	-	-	(14,064,226)	-	(14,064,226)

Balance, December 31, 2013	19,048,900	$216,701,859	$25,343,481	$(167,026,633)	$(15,825,386)	$59,193,321

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow
(Expressed in US Dollars)
(Prepared in accordance with US GAAP)

	Year ended December 31
	2013	2012	2011
OPERATING ACTIVITIES
Income (loss) for the year	$(14,064,226)	$29,611,996	$(10,083,491)
Items not involving cash:
Depreciation of property and equipment	612,837	865,599	986,932
Stock-based compensation expense	903,005	982,290	633,449
Unrealized foreign exchange (gains) losses	(18,119)	29,292	(20,331)
Warrant issuance costs	-	47,030	80,937
Change in fair value of warrant liability	3,530,314	3,821,635	(579,474)
Fair value of warrants issued in conjunction with debt facility	-	-	35,414
Net change in non-cash operating items:
Accounts receivable	888,929	(189,707)	2,397,321
Accrued revenue	2,008,215	(2,187,580)	621,552
Deferred expenses	230,602	360,720	(226,999)
Investment tax credits receivable	(30,963)	322,845	71,336
Inventory	-	-	148,214
Prepaid expenses and other assets	(776,012)	97,272	(107,504)
Accounts payable and accrued liabilities	129,997	(197,265)	(2,142,976)
Deferred revenue	(153,138)	(655,344)	354,662

Net cash (used in) operating activities	(6,738,559)	32,908,783	(7,830,958)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	2,503	-
Acquisition of property and equipment	(725,100)	(14,900)	(60,378)

Net cash used in investing activities	(725,100)	(12,397)	(60,378)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	32,038,317	3,843,996	4,598,862
Issuance of common shares pursuant to exercise of options	389,320	71,091	10,786
Issuance of common shares pursuant to exercise of warrants	288,824	632,282	-

Net cash provided by financing activities	32,716,461	4,547,369	4,609,648

Effect of foreign exchange rate changes on cash & cash equivalents	(3,560,395)	549,610	(100,232)

Increase (decrease) in cash and cash equivalents	21,692,407	37,993,365	(3,381,920)
Cash and cash equivalents, beginning of year	47,024,124	9,030,759	12,412,678
Cash and cash equivalents, end of year	$68,716,531	$47,024,124	$9,030,759

Supplemental cash flow information

Fair value of warrants exercised on a cashless basis	$1,404,349	$210,680	$-
Investment tax credits received	$9,875	$322,720	$103,664
Fair value of warrants issued in conjunction with public offering	$-	$850,907	$751,505
Fair value of warrants issued in conjunction with debt facility	$-	$-	$35,414

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

1. Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

2. Significant accounting policies

Basis of presentation

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation (“Inex”). Pursuant to a “Plan of Arrangement” effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008. All intercompany transactions and balances have been eliminated on consolidation.

Comparative Information

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, share purchase warrant valuation and the amounts recorded as accrued liabilities.

Cash and cash equivalents

Cash and cash equivalents are all highly liquid instruments with an original maturity of three months or less when purchased. Cash equivalents are recorded at cost plus accrued interest. The carrying value of these cash equivalents approximates their fair value.

Fair value of financial instruments

We measure certain financial instruments and other items at fair value.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, and warrants and promissory notes.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

As quoted prices for the warrants are not readily available, the Company has used a Black-Scholes pricing model, as described in Note 5, to estimate fair value. These are level 3 inputs as defined above.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value:

	Level 1	Level 2	Level 3	December 31, 2013
Assets
Cash	$68,716,531	-	-	$68,716,531
Guaranteed Investment Certificates	-	-	-	-
Total	$68,716,531	-	-	$68,716,531

Liabilities
Warrants	$-	-	$5,378,772	$5,378,772

	Level 1	Level 2	Level 3	December 31, 2012
Assets
Cash	$44,373,720	-	-	$44,373,720
Guaranteed Investment Certificates	2,650,404	-	-	2,650,404
Total	$47,024,124	-	-	$47,024,124

Liabilities
Warrants	$-	-	$4,014,821	$4,014,821

The following table presents the changes in fair value of the Company’s warrants:

	Liability at beginning of the year	Opening liability of warrants issued in the year	Fair value of warrants exercised in the year	Increase (decrease) in value of warrants	Foreign exchange (gain) loss	Liability at end of the year

Year ended December 31, 2011	$-	$786,919	$-	$(579,474)	$(5,825)	$201,620
Year ended December 31, 2012	$201,620	$850,907	$(880,691)	$3,821,635	$21,350	$4,014,821
Year ended December 31, 2013	$4,014,821	$-	$(1,854,028)	$3,530,314	$(312,335)	$5,378,772

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Inventory

Inventory includes materials assigned for the manufacture of products for collaborative partners and manufacturing costs for products awaiting acceptance by collaborative partners. Inventory is carried at the lower of cost and net realizable value. The cost of inventories includes all costs of purchase, costs of manufacturing and other costs incurred in bringing the inventories to their present location and condition.

Materials purchased for the Company’s own research and development products, or, for collaborative partners where an acceptance criteria does not apply, are not recorded as inventory but are expensed at the time of receipt.

Property and equipment

Property and equipment is recorded at cost less impairment losses, accumulated depreciation, related government grants and investment tax credits. The Company records depreciation using the straight-line method over the estimated useful lives of the capital assets as follows:

	Rate

Laboratory equipment (years)		5
Computer and office equipment (years)	2	-	5
Furniture and fixtures (years)		5

Leasehold improvements are depreciated over their estimated useful lives but in no case longer than the lease term, except where lease renewal is reasonably assured. Assets held under capital leases that do not allow for ownership to pass to the Company are depreciated using the straight-line method over their useful life, not exceeding the lease term. Assets under construction are not depreciated until usage has begun.

Intangible assets

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Impairment of long-lived assets

If there is a major event indicating that the carrying value of property and equipment may be impaired then management will perform an impairment test and if the recoverable value, based on undiscounted future cash flows, exceeds carrying value then such assets are written down to their fair values.

Revenue recognition

The Company earns revenue from research and development collaboration and contract services, licensing fees and milestone payments. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values or are recognized as a single unit of accounting when relative fair values are not determinable. Non-refundable payments received under collaborative research and development agreements are recorded as revenue as services are performed and related expenditures are incurred. Non-refundable upfront license fees from collaborative licensing and development arrangements are recognized as the Company fulfills its obligations related to the various elements within the agreements, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit is being conferred. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

Revenue earned under research and development manufacturing collaborations where the Company bears some or all of the risk of a product manufacturing failure is recognized when the purchaser accepts the product and there are no remaining rights of return.

Revenue earned under research and development collaborations where the Company does not bear any risk of product manufacturing failure is recognized in the period the work is performed. For contracts where the manufacturing amount is specified, revenue is recognized as product is manufactured in proportion to the total amount specified under the contract.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Revenue and expenses under the contract with the United States Government Department of Defense (“DoD”) are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive income (loss) as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses. Expenses accrued under the contract but not yet invoiced are recorded in the Company’s balance sheet as accrued liabilities and accrued revenues. Equipment purchased under the contract is recorded on the Company’s balance sheet as deferred expense and deferred revenue and amortized, on a straight-line basis, over the life of the contract.

Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded on the balance sheet as deferred revenue. Revenue meeting recognition criteria but not yet received or receivable is recorded on the balance sheet as accrued revenue.

Leases and lease inducements

Leases entered into are classified as either capital or operating leases. Leases which substantially transfer all benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Lease inducements represent leasehold improvement allowances and reduced or free rent periods and are amortized on a straight-line basis over the term of the lease and are recorded as a reduction of rent expense.

Research and development costs

Research and development costs, including acquired in-process research and development expenses for which there is no alternative future use, are charged as an expense in the period in which they are incurred.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants is anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding, in-the-money stock options and warrants.

The following table sets out the computation of basic and diluted net income (loss) per common share:

	Year ended December 31
	2013	2012	2011
Numerator:
Net income (loss)	$(14,064,226)	$29,611,996	$(10,083,491)
Denominator:
Weighted average number of common shares	15,302,680	13,727,925	11,318,766
Effect of dilutive securities:
Warrants	-	177,374	-
Options	-	415,515	-
Diluted weighted average number of common shares	15,302,680	14,320,814	11,318,766

Basic income (loss) per common share	$(0.92)	$2.16	$(0.89)

Diluted income (loss) per common share	$(0.92)	$2.07	$(0.89)

For the year ended December 31, 2013, potential common shares of 3,064,767 were excluded from the calculation of income per common share because their inclusion would be anti-dilutive (December 31, 2012 –1,085,503; December 31, 2011 – 2,694,330).

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Government grants and refundable investment tax credits

Government grants and tax credits provided for current expenses is included in the determination of income or loss for the year, as a reduction of the expenses to which it relates. Government grants and tax credits towards the acquisition of property and equipment is deducted from the cost of the related property and equipment.

Foreign currency translation and change in reporting currency

The functional currency of the Company is the Canadian dollar. For the Company and its integrated subsidiaries (Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc.), foreign currency monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. The previous month’s closing rate of exchange is used to translate revenue and expense transactions. Exchange gains and losses are included in income or loss for the period.

Effective October 1, 2013, the Company is using United States dollars as its reporting currency. All assets and liabilities are translated using the exchange rate at the balance sheet date (2013 – 0.9402; 2012 – 1.0051; 2011 – 0.9833). Revenues, expenses and other income (losses) are translated using the average rate for the period (2013 – 0.971; 2012 – 1.001; 2011 – 1.012), except for large transactions, for which the exchange rate on the date of the transaction is used. Equity accounts are translated using the historical rate. As a result of the change in reporting currency, the Company is reporting an accumulated other comprehensive loss of $15,825,386 as at December 31, 2013 (2012 - $12,690,640; 2011 – $13,164,466) in its consolidated balance sheets. As the translation differences from the Company’s functional currency of Canadian dollars to the Company’s reporting currency of U.S. dollars are unrealized gains and losses, the differences are recorded in other comprehensive income (loss), and do not impact the calculation of Earnings per Share.

Deferred income taxes

Income taxes are accounted for using the asset and liability method of accounting. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax laws or rates is included in earnings in the period that includes the enactment date. When realization of deferred income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

Stock-based compensation

The Company grants stock options to employees and directors pursuant to a share incentive plan described in note 5. Compensation expense is recorded for issued stock options using the fair value method with a corresponding increase in additional paid-in capital. Any consideration received on the exercise of stock options is credited to share capital.

The fair value of stock options is measured at the grant date and amortized on a straight-line basis over the vesting period.

Warrants

The Company accounts for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. The Company classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Company uses the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based on historic fluctuations in the Company’s stock price. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on the historical pattern of exercises of warrants.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Segment information

The Company operates in a single reporting segment, the research and development of RNA interference therapeutics. Substantially all of the Company’s revenues to date were earned from customers or collaborators based in the United States. Substantially all of the Company’s premises, property and equipment is located in Canada.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. In January 2013, the FASB issued ASU-2013-01, Balance Sheet: Clarifying the Scope and Disclosures about Offsetting Assets and Liabilities, which narrows the scope of ASU 2011-011. These newly issued accounting standards requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its balance sheet. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard did not have an impact on the Company’s financial position or statement of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not impact our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists (Update). The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

3. Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

Revenue

	Year ended December 31
	2013	2012	2011
Collaborations and contracts
DoD (a)	$9,805,556	$11,536,101	$11,565,997
Alnylam (b)	-	9,719	4,191,295
BMS (c)	525,527	440,279	437,165
Other RNAi collaborators (d)	93,486	119,087	117,133
Total research and development collaborations and contracts	10,424,569	12,105,186	16,311,590
Licensing fees and milestone payments
Alnylam milestone payments (b)	5,000,000	1,000,000	500,000
Spectrum payments (e)	39,581	1,000,000	-
Total licensing fees and milestone payments	5,039,581	2,000,000	500,000
Total revenue	$15,464,150	$14,105,186	$16,811,590

The following table sets forth deferred collaborations and contracts revenue:

	December 31, 2013	December 31, 2012

DoD (a)	$1,655,028	$1,388,970
BMS current portion (c)	1,808,227	1,754,610
Deferred revenue, current portion	3,463,255	3,143,580
BMS long-term portion (c)	-	722,445
Total deferred revenue	$3,463,255	$3,866,025

(a)  Contract with United States Government’s Department of Defense (“DoD”) to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the DoD to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to $34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial. On May 8, 2013, the Company announced that the contract had been modified to support development plans that integrate recent advancements in lipid nanoparticle (“LNP”) formulation and manufacturing technologies. The contract modification increased the stage one targeted funding to $41.7 million.

The DoD has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to $140.0 million in funding for the entire program.

Under the contract, the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. At the beginning of the fiscal year the Company estimates its labour and overhead rates for the year ahead. At the end of the year the actual labour and overhead rates are calculated and revenue is adjusted accordingly. The Company’s actual labour and overhead rates will differ from its estimated rates based on actual costs incurred and the proportion of the Company’s efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee the Company can earn under the contract varies based on costs incurred versus budgeted costs.  During the contractual period, incentive fee revenue and total costs are impacted by management’s estimate and judgments which are continuously reviewed and adjusted as necessary using the cumulative catch-up method.  At December 31, 2012, the Company was not able to make a reliable estimate of the final contract costs, and only the minimum incentive fee achievable and earned was recognized. At December 31, 2013, the Company believes it can reliably estimate the final contract costs so has recognized the portion of expected incentive fee which has been earned to date.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the DoD in respect of this contract. On October 2, 2012, the Company announced that the stop-work order had been lifted and work on the contract resumed. On November 1, 2012, the Company submitted a contract modification request to the DoD in order to integrate recent advancements in the Company’s formulation technology. The modification request is currently being negotiated while work is continuing on the contract.

(b) License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira
On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”), which was amended and restated in May 2008, giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

The Alnylam License and Collaboration was replaced by a new license agreement as part of the settlement, which is discussed below.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

The Alnylam Cross-License was replaced by a new license agreement as part of the settlement, which is discussed below.

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009, the Company was the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam was paying the Company for the provision of staff and for external costs incurred. Time charged to Alnylam was at a fixed rate and under the Alnylam Manufacturing Agreement there was a contractual minimum for the provision of staff of $11,200,000 over the three year period ending December 31, 2011.

The Alnylam Manufacturing Agreement was terminated as part of the settlement which is discussed below.

Settlement of litigation with Alnylam and Acuitas Therapeutics Inc. (“Acuitas”, formerly AlCana Technologies Inc.)

On March 16, 2011 the Company filed a complaint against Alnylam. On November 12, 2012, the Company entered into an agreement to settle all litigation between the Company and Alnylam and Acuitas (the “Settlement”) and also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. The Company entered into a separate cross license agreement with Acuitas which includes milestone and royalty payments and Acuitas has agreed not to compete in the RNAi field for five years. In conjunction with the Settlement, the Company paid Acuitas $300,000. The Company paid a further $1,500,000 upon the execution of the cross license agreement with Acuitas, in the year ended December 31, 2013.

As a result of the new Alnylam license agreement, on November 26, 2012, the Company received $65,000,000 in cash from Alnylam. This includes $30,000,000 associated with the termination of the manufacturing agreement and $35,000,000 associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam's ALN-VSP, ALN-PCS, and ALN-TTR programs. Under the settlement, Alnylam received license rights to the Company’s patents that were filed, or that claim priority to a patent that was filed, before April 15, 2010. Alnylam does not have rights to the Company’s patents filed after April 15, 2010 unless they claim priority to a patent filed before that date. In addition, Alnylam has transferred all agreed upon patents and patent applications related to lipid nanoparticle (“LNP”) technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to the Company, who will own and control prosecution of this intellectual property portfolio. The Company is the only entity able to sublicense its LNP intellectual property in future platform-type relationships. Alnylam has a license to use the Company’s intellectual property to develop and commercialize products and may only grant access to the Company’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay the Company milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

The new licensing agreement with Alnylam also grants the Company intellectual property rights to develop its own proprietary RNAi therapeutics. Alnylam has granted the Company a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, the Company has agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to $8,500,000 on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to the Company’s lead oncology product, TKM-PLK1, so the Company now holds all development and commercialization rights related TKM-PLK1. The Company will have no milestone obligations on the three exclusive licenses. As a result of the settlement of the litigation between the Company and Alnylam, $18,737,966 in a contingent obligation payment to Orrick, Herrington and Sutcliffe LLP (“Orrick”), lead legal counsel for the lawsuit against Alnylam and Acuitas, was paid out on December 10, 2012.

Milestone receipts and payments

In June 2012 the Company earned a $1,000,000 milestone from Alnylam in respect of the initiation of Alnylam’s ALN-TTR02 Phase 2 human clinical trial.

In November 2013, Alnylam initiated a Phase III trial with ALN-TTR02, also known as patisiran, and the associated $5,000,000 development milestone was paid to the Company in December 2013.

In November 2013, the Company initiated Phase I/II clinical trial for TKM-PLK1, resulting in a milestone payment of $375,000 to Alnylam.

Arbitration with Alnylam and Ascletis Pharmaceuticals (Hangzhou) Co. Ltd. (“Ascletis”)

On June 21, 2013, the Company transferred manufacturing process technology to Ascletis to enable them to produce ALN-VSP, a product candidate licensed to them by Alnylam. The Company believes that under the new licensing agreement with Alnylam, the technology transfer to Ascletis triggers a $5,000,000 milestone obligation from Alnylam to the Company. However, Alnylam has demanded a declaration that the Company has not yet met its milestone obligations. The Company disputes Alnylam’s position. To remedy this dispute, the Company and Alnylam have commenced arbitration proceedings as provided for under the agreement.  The Company has not recorded any revenue in respect of this milestone.

(c)      Bristol-Myers Squibb (“BMS”) collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with BMS. Under the new agreement, BMS uses small interfering RNA (“siRNA”) molecules formulated by the Company in LNP technology to silence target genes of interest.  BMS is conducting the preclinical work to validate the function of certain genes and share the data with the Company.  The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest.  The Company received $3,000,000 from BMS concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement.  BMS has a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from BMS validated gene targets.

Revenue from the May 10, 2010 agreement with BMS is being recognized as the Company produces the related LNP batches.

As at December 31, 2013, the Company and BMS intend to extend the agreement’s end date from May 10, 2014 to December 31, 2014. Extending the agreement will give BMS more time to order LNP batches. There will not be any monetary consideration for extending the agreement. Revenue recognized in 2013 has been reduced and the balance of deferred revenue as at December 31, 2013 has been increased to account for BMS, potentially, ordering more batches under the agreement.

(d)      Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(e)      Agreements with Spectrum Pharmaceuticals, Inc. (“Spectrum”)

On May 6, 2006, the Company signed a number of agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (Optisomal Vinorelbine) and BrakivaTM (Optisomal Topotecan).

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

On August 9, 2012, the Company announced that Talon had received accelerated approval for Marqibo from the FDA for the treatment of adult patients with Philadelphia chromosome negative acute lymphoblastic leukemia in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. In the year ended December 31, 2012, the Company received a milestone of $1,000,000 based on the FDA’s approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales. There are no further milestones related to Marqibo but the Company is eligible to receive total milestone payments of up to $18,000,000 on Alocrest and Brakiva.

Talon was acquired by Spectrum in July 2013. The acquisition does not affect the terms of the license between Talon and the Company.

On September 3, 2013, Spectrum announced that they had shipped the first commercial orders of Marqibo. In the year ended December 31, 2013, the Company recorded $39,581 in Marqibo royalty revenue (2012 - $nil, 2011 - $nil). In the year ended December 31, 2013, the Company accrued $990 in royalties due to TPC in respect of the Marqibo royalty earned by the Company (see note 8).

(f)      License agreement with Merck & Co., Inc. (“Merck”)

As a result of the acquisition of Protiva in 2008, the Company received a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license, Merck will pay up to $17,000,000 in milestones for each product it develops using the acquired intellectual property, except for the first product for which Merck will pay up to $15,000,000 in milestones. Merck will also pay royalties on product sales. Merck’s license rights are limited to patents that the Company filed, or that claim priority to a patent that was filed, before October 9, 2008. Merck does not have rights to patents filed by the Company after October 9, 2008 unless they claim priority to a patent filed before that date. The license agreement with Merck was entered into as part of a settlement of litigation between Protiva and a Merck subsidiary. No payments have been made under this license to date.

Merck has granted a license to the Company to certain of its intellectual property.

On January 12, 2014, Alnylam announced that they will be acquiring this license from Merck in which case this license agreement will transfer to Alnylam.

4.      Property and equipment

December 31, 2013	Cost	Accumulated depreciation	Net book value

Lab equipment	$4,885,963	$(4,678,976)	$206,987
Leashold improvements	5,592,312	(5,001,683)	$590,629
Computer hardware and software	1,991,927	(1,589,519)	$402,408
Furniture and fixtures	395,948	(395,416)	$532
Assets under construction	172,601	-	$172,601
	$13,038,751	$(11,665,594)	$1,373,157

December 31, 2012	Cost	Accumulated depreciation	Net book value

Lab equipment	$5,136,975	$(4,787,905)	$349,070
Leasehold improvements	5,978,338	(5,041,900)	936,438
Computer hardware and software	1,649,593	(1,585,288)	64,305
Furniture and fixtures	423,281	(421,363)	1,918
	$13,188,187	$(11,836,456)	$1,351,731

As at December 31, 2013, all of the Company’s property and equipment are currently in use and no impairment has been recorded.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

5.      Share capital

(a)      Financing

On June 16, 2011, the Company completed a public offering of 1,789,900 units at a price of $2.88 (C$2.85) each for total gross proceeds, before expenses, of $5,160,934. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of C$3.35. The warrants expire on June 15, 2016. After paying underwriter’s commission and other unit issue costs, the offering generated net cash of $4,598,862. The total unit issuance cost of $562,072 has been allocated, on a pro-rata basis, as $481,135 to the shares and $80,937to the warrants and recorded, respectively, to share capital and warrant issuance costs in the consolidated statement of operations and comprehensive income (loss).

On the date of issuance, the Black-Scholes aggregate value of the 894,950 warrants was $751,505 based on an assumed risk-free interest rate of 2.19%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds allocated to share capital.

On February 29, 2012, the Company completed a private placement offering of 1,848,601 units at a price of $2.20 (C$2.20) each for total gross proceeds, before expenses, of $4,069,547. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of C$2.60. The warrants expire on February 28, 2017. After paying brokerage fees and other unit issue costs, the offering generated net cash of $3,843,995. The total unit issuance cost of $225,551 has been allocated, on a pro-rata basis, as $178,521 to the shares and $47,030 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the consolidated statement of operations and comprehensive income (loss).

On the date of issuance, the Black-Scholes aggregate value of the 924,302 warrants was $850,907 based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds from the private placement being allocated to share capital.

On October 22, 2013, the Company announced that it had completed an underwritten public offering of 3,750,000 common shares, at a price of $8.00 per share, representing gross proceeds of $30,000,000. On November 1, 2013, the offering’s underwriter completed the exercise of its over-allotment option to purchase a further 562,500 shares at $8.00 bringing the aggregate financing gross proceeds to $34,500,000. The cost of the financing, including commissions and professional fees, was $2,461,683, resulting in net proceeds of $32,038,317.

(b)      Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common and preferred shares without par value.

(c)      Warrants to purchase common shares

During the year ended December 31, 2013, there were 105,683 warrants exercised for $288,823 in cash (December 31, 2012 – 230,841 warrants for $632,282) and 468,000 warrants exercised using the cashless exercise provision in return for 199,765 common shares (December 31, 2012 – 54,545 warrants for 38,644 common shares).

A following table summarizes the Company’s warrant activity for the years ended December 31, 2012 and 2013:

	Common shares purchasable upon exercise of warrants	Weighted average exercise price (C$)	Weighted average exercise price (US$)	Range of exercise prices (C$)			Range of exercise prices (US$)			Weighted average remaining contractual life (years)	Aggregate intrinsic value (C$)	Aggregate intrinsic value (US$)

Balance, December 31, 2011	949,495	$3.25	$3.20	$1.65	-	$3.35	$1.62	-	$3.29	4.6	$-	$-
Issued	924,302	$2.60	$2.61		$2.60			$2.61
Exercised	(285,386)	$2.53	$2.54	$1.65	-	$3.35	$1.66	-	$3.37
Balance, December 31, 2012	1,588,411	$3.00	$3.02	$2.50	-	$3.35	$2.51	-	$3.37	3.8	3,140,893	3,156,912
Issued	-	-	-		-			-
Exercised	(573,683)	$3.19	$3.00	$2.60	-	$3.35	$2.44	-	$3.15			-
Balance, December 31, 2013	1,014,728	$2.90	$2.72	$2.60	-	$3.35	$2.44	-	$3.15	2.7	$5,635,446	$5,298,447

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

The aggregate intrinsic value in the table above is calculated based on the difference between the exercise price of the warrants and the quoted price of the Company’s common stock as of the reporting date.

All of the Company’s warrants were exercisable as of December 31, 2013.

The weighted average Black-Scholes option-pricing assumptions and the resultant fair values are as follows for warrants outstanding at December 31, 2013 and 2012 are as follows:

	Year ended December 31
	2013	2012

Dividend yield	0.00%	0.00%
Expected volatility	47.03%	40.00%
Risk-free interest rate	1.13%	1.28%
Expected average term (years)	1.6	3.8
Fair value of warrants outstanding	$5.30	$2.51
Aggregate fair value of warrants outstanding	$5,378,722	$4,014,821

The value of the Company’s warrants is particularly sensitive to changes in the Company’s share price and the estimated rate of share price volatility. Based on changes in the Company’s business and general stock market conditions since the warrants were issued in 2011 and 2012, in 2013, the Company undertook a review of its warrant fair value assumptions.  The previous assumption for warrant expected life was the warrant’s remaining contractual term. Based on the pattern of exercises of the warrants the Company has now reduced the expected life to a weighted average of 1.6 years as of December 31, 2013. The previous assumption for expected volatility in respect of the warrants was 40%. The Company is now calculating volatility based on historic share price fluctuations, which, at December 31, 2013, gave a weighted average expected volatility of 47.03%. The reduction in expected life has the effect of reducing the fair value of the warrants, whereas, the increase in expected volatility increases the fair value of the warrants.

(e)      Stock-based compensation

The Company has three share-based compensation plans; the “2007 Plan”, the “2011 Plan” and the “Protiva Option Plan”.

On June 22, 2011, the shareholders of the Company approved an omnibus stock-based compensation plan (the “2011 Plan”) and a 273,889 increase in the number of stock-based compensation awards that the Company is permitted to issue. The Company’s pre-existing 2007 Plan was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units (collectively, and including options, referred to as “Awards”). The 2011 Plan replaces the 2007 Plan. The 2007 Plan will continue to govern the options granted thereunder. No further options will be granted under the Company’s 2007 Plan.

Under the Company’s 2007 Plan the Board of Directors granted options to employees, directors and consultants of the Company.  The exercise price of the options was determined by the Company’s Board of Directors but was always at least equal to the closing market price of the common shares on the day preceding the date of grant and the term of options granted did not exceed 10 years.  The options granted generally vested over three years for employees and immediately for directors.

Under the Company’s 2011 Plan the Board of Directors may grant options, and other types of Awards, to employees, directors and consultants of the Company.  The exercise price of the options is determined by the Company’s Board of Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years.  Options granted generally vest over three years for employees and immediately for directors.

Hereafter, information on options governed by the 2007 Plan and 2011 Plan is presented on a consolidated basis as the terms of the two plans are similar. Information on the Protiva Option Plan is presented separately.

On June 20, 2012, the shareholders of the Company approved a 550,726 increase in the number of stock-based compensation awards that the Company is permitted to issue.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Stock option activity for the Company’s 2007 Plan and 2011 Plan

	Number of optioned common shares	Weighted average exercise price (C$)	Weighted average exercise price (US$)	Aggregate intrinsic value (C$)	Aggregate intrinsic value (US$)

Balance, December 31, 2010	1,083,432	$7.95	$7.72	$756,628	$734,881
Options granted	403,100	$2.14	$2.17
Options exercised	(1,667)	$1.50	$1.52	$1,330	$1,346
Options forfeited, cancelled or expired	(71,547)	$27.42	$27.74
Balance, December 31, 2011	1,413,318	$5.32	$5.38	$1,800	$1,821
Options granted	326,300	$4.16	$4.16
Options exercised	(28,417)	$2.34	$2.34	$81,545	$81,598
Options forfeited, cancelled or expired	(62,355)	$21.27	$21.29
Balance, December 31, 2012	1,648,846	$4.54	$4.54	$2,299,512	$2,300,996
Options granted	270,250	$7.52	$7.30
Options exercised	(124,246)	$3.22	$3.13	$551,385	$535,369
Options forfeited, cancelled or expired	(64,085)	$21.87	$21.23
Balance, December 31, 2013	1,730,765	$4.45	$4.32	$7,029,795	$6,825,608

Options under the 2007 Plan and 2011 Plan expire at various dates from December 14, 2014 to December 5, 2023.

The following table summarizes information pertaining to stock options outstanding at December 31, 2013 under the Company’s 2007 Plan and 2011 Plan:

			Options outstanding December 31, 2013				Options exercisable December 31, 2013
Range of Exercise prices			Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Weighted average exercise price (US$)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average exercise price (US$)

$1.50	to	$1.90	261,475	6.7	$1.71	$1.66	236,475	$1.71	$1.66
$2.10	to	$2.60	279,000	7.7	$2.32	$2.25	236,175	$2.35	$2.28
$3.00	to	$3.10	108,979	2.2	$3.04	$2.95	108,979	$3.04	$2.95
$3.73	to	$3.85	153,250	6.1	$3.84	$3.73	150,650	$3.85	$3.74
$4.38	to	$4.54	21,250	9.2	$4.53	$4.40	5,313	$4.53	$4.40
$4.65	to	$5.60	576,846	6.2	$5.25	$5.10	474,909	$5.27	$5.12
$5.69	to	$11.60	329,965	7.6	$7.79	$7.56	164,590	$7.45	$7.23
$1.50	to	$11.60	1,730,765	6.6	$4.45	$4.32	1,377,091	$4.08	$3.96

At December 31, 2013, there were 1,377,091 options exercisable (December 31, 2012 – 1,315,155; December 31, 2011 - 1,015,224) with a weighted average exercise price of $3.96 (C$4.08). The weighted average remaining contractual life of exercisable options as at December 31, 2013 was 5.9 years. The aggregate intrinsic value of options exercisable at December 31, 2013 was $5,869,668.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2013 is as follows:

	Number of optioned common shares	Weighted average fair value (C$)	Weighted average fair value (US$)

Non-vested at December 31, 2012	333,691	$3.38	$3.38

Options granted	270,250	$7.52	7.30
Options vested	(219,966)	$4.47	4.34
Non-vested options forfeited	(30,300)	$3.74	3.63
Non-vested at December 31, 2013	353,675	$5.44	$5.28

The weighted average remaining contractual life for options expected to vest at December 31, 2013 was 9.2 years and the weighted average exercise price for these options was $5.73 (C$5.90) per share.

The aggregate intrinsic value of options expected to vest as at December 31, 2013 was $942,918 (December 31, 2012 - $450,620; December 31, 2011 - $nil).

The total fair value of options that vested during the year ended December 31, 2013 was $954,534 (2012 - $1,071,240; 2011 - $355,657).

Valuation assumptions for the Company’s 2007 Plan and 2011 Plan

The fair value of stock options at date of grant, based on the following assumptions, was estimated using the Black-Scholes option-pricing model. Assumptions on the dividend yield are based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Assumptions about the Company’s expected stock-price volatility are based on the historical volatility of the Company’s publicly traded stock. The risk-free interest rate used for each grant is equal to the zero coupon rate for instruments with a similar expected life. Expected life assumptions are based on the Company’s historical data. The Company currently expects, based on an analysis of its historical forfeitures, that approximately 98% of its options issued  will ultimately vest, and has applied a forfeiture rate of 2.0% to all unvested options held as of December 31, 2013. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Year ended December 31
	2013	2012	2011

Dividend yield	0.00%	0.00%	0.00%
Expected volatility	111.61%	120.40%	116.26%
Risk-free interest rate	2.39%	1.56%	2.51%
Expected average option term (years)	9.6	8.2	9.6
Fair value of options granted (C$)	$6.96	$3.83	$2.00

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Stock-based compensation expense for the Company’s 2007 Plan and 2011 Plan

An expense for stock-based compensation for options awarded to employees and calculated in accordance with the fair value method has been recorded in the consolidated statement of operations and comprehensive income (loss) as follows:

	Year ended December 31
	2013	2012	2011

Research, development, collaborations and contracts expenses	$621,807	$772,367	$500,425
General and administrative expenses	281,198	209,923	133,024
Total	$903,005	$982,290	$633,449

At December 31, 2013, there remains $1,619,451 of unearned compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of approximately 15 months.

Protiva Option Plan

On May 30, 2008, as a condition of the acquisition of Protiva Biotherapeutics Inc., a total of 350,457 common shares of the Company were reserved for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of C$0.30, were fully vested and exercisable as of May 30, 2008, expire at various dates from February 4, 2014 to March 1, 2018 and upon exercise each option will be converted into approximately 0.6752 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). The Protiva Options are not part of the Company’s 2007 Plan or 2011 Plan and the Company is not permitted to grant any further Protiva Options.

The following table sets forth outstanding options under the Protiva Option Plan:

	Number of Protiva Options	Equivalent number of Company common shares	Weighted average exercise price (C$)	Weighted average exercise price (US$)

Balance, December 31, 2010	518,223	349,883	0.30	0.30
Options exercised	(27,202)	(18,366)	0.30	0.30
Options forfeited, cancelled or expired	-	-	-	-
Balance, December 31, 2011	491,020	331,517	0.30	0.30
Options exercised	(15,135)	(10,218)	0.30	0.30
Options forfeited, cancelled or expired	-	-	-	-
Balance, December 31, 2012	475,885	321,299	$0.30	$0.30
Options exercised	(2,000)	(1,350)	0.30	0.29
Options forfeited, cancelled or expired	(1,000)	(675)	0.30	0.29
Balance, December 31, 2013	472,885	319,274	0.30	0.29

The weighted average remaining contractual life of exercisable Protiva Options as at December 31, 2013 was 2.1 years.

The aggregate intrinsic value of Protiva Options outstanding at December 31, 2013 was $3,866,368. The intrinsic value of Protiva Options exercised in the year ended December 31, 2013 was $8,265 (2012 - $18,941; 2011 - $43,114).

Awards outstanding and available for issuance

Combining all of the Company’s share-based compensation plans, at December 31, 2013, the Company has 2,050,039 options outstanding and a further 216,523 Awards available for issuance.

6.      Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been recorded as a reduction in research and development expenses.

Government grants for the year ended December 31, 2013 include $68,633 in funding from the U.S. National Institutes of Health (2012 - $274,254; 2011 - $344,744).

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2013 is $42,804 (2012 - $nil; 2011 - $21,150).

7.      Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 17.7% (year ended December 31, 2012 – 17.5%; December 31, 2011 – 26.5%) to the loss before income taxes as shown in the following tables:

	Year ended December 31
	2013	2012	2011

Computed taxes (recoveries) at Canadian federal and provincial tax rates	$(2,380,267)	$7,486,268	$(2,589,310)
Differences due to change in enacted tax rates	(5,723)	780,963	700,342
Difference due to change in tax rate on opening deferred taxes	-	2,636,377	3,369,825
Permanent and other differences	1,820,842	2,202,291	141,587
Change in valuation allowance	565,147	(2,515,765)	(1,622,445)
Utilization of investment tax credits	-	(10,590,133)	-
Income tax (recovery) expense	$-	$-	$-

As at December 31, 2013, the Company has investment tax credits available to reduce Canadian federal income taxes of $6,859,352 (December 31, 2012 - $5,891,094) and provincial income taxes of $2,431,691 (December 31, 2012 - $1,914,623) and expiring between 2014 and 2033.

At December 31, 2013, the Company has scientific research and experimental development expenditures of $49,906,852 (December 31, 2012 - $48,357,146) available for indefinite carry-forward and $24,526,593 (December 31, 2012 - $21,457,451) of net operating losses due to expire between 2028 and 2033 and which can be used to offset future taxable income in Canada.

On November 23, 2011, the Company was registered as a corporation under the Business Activity Act in the province of British Columbia. Under this program, provincial corporation tax charged on foreign income earned from the Company’s patents will be eligible for a 75% tax refund up to a maximum of C$8,000,000. Significant components of the Company’s deferred tax assets are shown below:

	Year ended December 31
	2013	2012

Deferred tax assets:
Non-capital loss carryforwards	$4,354,066	$4,561,144
Research and development deductions	8,858,564	8,583,554
Book amortization in excess of tax	2,170,922	1,934,818
Share issue costs	(136,329)	(26,133)
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	667,542	-
Tax value in excess of accounting value in lease inducements	(2,821)	8,041
Accounting value in excess of tax value in intangible assets	-	372,892
Provincial investment tax credits	392,063	304,545
Total deferred tax assets	16,304,008	15,738,861
Valuation allowance	(16,304,008)	(15,738,861)
Net deferred tax assets	$-	$-

8.      Contingencies and commitments

Property lease

Effective July 29, 2009 the Company signed an amendment to the operating lease for its laboratory and office premises. The amended lease expires in July 2014 but the Company has the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease included a signing incentive payment. In accordance with the Company’s accounting policy the signing incentive payment is being amortized on a straight-line basis over the term of the amended lease.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

The minimum commitment for rent and estimated operating costs for the year ended December 31, 2014 is $705,150.

The Company’s lease expense, for the year ended December 31, 2013 of $1,224,794 has been recorded in the consolidated statements of operations and comprehensive income (loss) (2012 - $937,365; 2011 - $944,457).

The Company has netted $nil of sub-lease income against lease expense in the year ended December 31, 2013 (2012 - $172,034; 2011 - $196,555).

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada ("TPC") agreement with the Canadian Federal Government on November 12, 1999.  Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $7,179,170 (C$9,329,912).  As at December 31, 2013, a cumulative contribution of $3,480,217 (C$3,701,571) has been received and the Company does not expect any further funding under this agreement.  In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement.  These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date.  In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay 2.5% royalties on any royalties the Company receives for Marqibo. For the year-ended December 31, 2013, the Company earned royalties on Marqibo sales in the amount of $39,581 (see note 3(e)), resulting in $990 recorded by the Company as royalty payable to TPC.

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling $12,000,000. The dividends were paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to $12,000,000 in license payments from Merck (see note 3(f)). Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent items the $12,000,000 receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $100,000 and recorded this amount as a research, development, collaborations and contracts expense in the year ended December 31, 2011.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments.  The Company recorded a further $450,000 in license fees to research, development, collaborations and contracts expense in the year ended December 31, 2012, in respect of the agreement.

The Company terminated the agreement with Halo-Bio on July 31, 2013. There are no further payments due or contingently payable to Halo-Bio.

License agreement with Marina Biotech, Inc. (“Marina”)

On November 29, 2012 the Company announced a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (“UNA”) from Marina for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

Under the license agreement the Company paid Marina an upfront fee of $300,000. A further license payment of $200,000 was paid in 2013 and the Company will make milestone payments of up to $3,250,000 and royalties on each product developed by the Company that uses Marina’s UNA technology. The payments to Marina are expensed to research, development, collaborations and contracts expense.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Effective August 9, 2013, Marina’s UNA technology was acquired by Arcturus Therapeutics, Inc. (“Arcturus”) and the UNA license agreement between the Company and Marina was assigned to Arcturus. The terms of the license are otherwise unchanged.

The Company believes that it is probable they will use Arcturus’s UNA technology for one of its product candidates in the foreseeable future.

9.      Concentrations of business risk

Credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time.  The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations.

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at December 31, 2013 was the accounts receivable balance of $116,556 (December 31, 2012 - $1,074,891).

All accounts receivable balances were current as at December 31, 2013 and December 31, 2012.

Significant collaborators and customers risk

We depend on a small number of collaborators and customers for a significant portion of our revenues (see note 3).

Liquidity Risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, for example payments to suppliers.  The Company ensures sufficient liquidity through the management of net working capital and cash balances.

The Company’s liquidity risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to liquidity risk on its liquid assets through maintaining its cash and cash equivalent deposits with high-credit quality financial institutions. Due to the nature of these investments, the funds are available on demand to provide optimal financial flexibility.

The Company believes that its current sources of liquidity are sufficient to cover its likely applicable short term cash obligations. The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days.

The net liquidity of the Company is considered to be the cash and cash equivalents less accounts payable and accrued liabilities

	December 31, 2013	December 31, 2012
Cash, cash equivalents and short term investments	$68,716,531	$47,024,124
Less: Accounts payable and accrued liabilities	(3,680,462)	(3,795,546)
	$65,036,069	$43,228,578

Foreign currency risk

For the year-ended December 31, 2013, the Company has converted its reporting currency to the US dollar, and the Company’s functional currency remains as the Canadian dollar (note 2). The results of the Company’s operations are subject to currency transaction and translation risk as the Company’s revenues and expenses are denominated in both Canadian and US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the Company’s income or loss and may also affect the value of the Company’s assets, liabilities, and the amount of shareholders’ equity both as recorded in the Company’s financial statements, in the Canadian functional currency, and as reported, for presentation purposes, in the US dollar.

The Company manages its US dollar exchange rate risk by, whenever possible, using cash received from US dollar revenues and financing to pay US dollar expenses. Prior to the financing in October 2013 (note 5(a)), which was denominated in US dollars, the Company’s policy was to convert all but a working capital level of US dollars into Canadian dollars. Given the Company’s increasing level of US dollar expenses, the Company maintained the funds raised in October 2013 in US dollars in order to achieve a natural foreign exchange hedge.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

In November 2012, the Company used a forward exchange contract to convert US$45,000,000 into Canadian dollars. The Company has not entered into any other agreements or purchased any instruments to hedge possible currency risks.  The Company’s exposure to US dollar currency expressed in Canadian dollars was as follows:

(in C$)	December 31, 2013	December 31, 2012
Cash and cash equivalents	$38,900,944	$149,058
Accounts receivable	10,840	1,025,306
Accrued revenue	225,892	2,361,836
Accounts payable and accrued liabilities	(1,889,480)	(2,969,454)
	$37,248,196	$566,746

An analysis of the Company’s sensitivity to foreign currency exchange rate movements is not provided in these financial statements as the Company’s US dollar cash holdings and expected US dollar revenues are sufficient to cover US dollar expenses for the foreseeable future.

10.      Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	December 31, 2013	December 31, 2012

Trade accounts payable	$1,217,242	$805,790
Research and development accruals	1,404,905	310,492
License fee accruals	-	1,649,957
Professional fee accruals	247,148	602,113
Deferred lease inducements	16,454	48,078
Other accrued liabilities	794,713	379,116
	$3,680,462	$3,795,546

11.      Subsequent events

Option and Services Agreements with Monsanto Company (“Monsanto”)

On January 13, 2014, the Company and Monsanto signed an Option Agreement and a Services Agreement (together, the “Agreements”). Under the Agreements, Monsanto may obtain a license to use the Company’s proprietary delivery technology and related intellectual property for use in agriculture. Over the option period, which is expected to be approximately four years, the Company will provide lipid formulations for Monsanto’s research and development activities, and Monsanto will make certain payments to the Company to maintain its option rights. The maximum potential value of the transaction is $86,200,000 following the successful completion of milestones. In January 2014, the Company received $14,500,000 of the $16,500,000 near term payments as outlined in the terms of the Agreements.

At any time during the option period, Monsanto may choose to exercise its option, in which case Monsanto would pay the Company an option exercise fee and would receive a worldwide, exclusive right to use the Company’s proprietary delivery technology in the field of agriculture. Monsanto may elect to terminate this option at their discretion. The Company retains all rights to therapeutics uses of all current intellectual property and intellectual property developed under the Agreements.

TEKMIRA PHARMACEUTICALS CORPORATION
Notes to consolidated financial statements
(Expressed in US dollars)

Base shelf prospectus

On February 28, 2014, the Company filed a short form base shelf prospectus with securities regulatory authorities in Canada, other than Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

The base shelf registration statement provides for the potential of offering, in Canada and the United States, up to $150,000,000 of Tekmira’s common shares, warrants to purchase common shares and/or units comprising any combination of the foregoing from time to time over the next 25 months.

12.      Interim financial data (unaudited)

	2013
	Q1	Q2	Q3	Q4	Total

Revenue	2,131,519	2,843,806	2,962,809	7,526,016	15,464,150

Loss from operations	(2,993,811)	(3,070,968)	(3,652,191)	(2,436,248)	(12,153,218)

Net loss	(2,546,244)	(3,014,928)	(5,905,923)	(2,597,131)	(14,064,226)

Basic and diluted net loss per share	$(0.18)	$(0.21)	$(0.41)	$(0.15)	$(0.92)

	2012
	Q1	Q2	Q3	Q4	Total

Revenue	3,586,970	3,643,296	3,067,593	3,807,327	14,105,186

Loss from operations	(2,651,931)	(2,599,027)	(1,784,666)	(5,908,924)	(12,944,548)

Net (loss) income	(3,180,259)	(1,935,761)	(3,457,600)	38,185,616	29,611,996

Basic net (loss) income per share	$(0.25)	$(0.14)	$(0.25)	$2.72	$2.16

Diluted net (loss) income per share	$(0.25)	$(0.14)	$(0.25)	$2.51	$2.07